EXHIBIT C

             CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUTING FIRM

We consent to the incorporation by reference in the Registration Statements (Forms S-8 Nos. 2-0-27648, 333-100120, 333-10648, 333-106400 and 333-131870)
pertaining to the VocalTec Communications Ltd. (the "Company") 1996 Stock Option Plan and Incentive Plan, 1997 Stock Option and Incentive Plan, 1998 and 1999 Stock Option Plan and Incentive Plan and Amended 2003 Master Stock Option Plan and in the Registration Statement of the Company on Form F-3 (File No. 333-134917) of our report dated March 30, 2007 with respect to the consolidated financial statements of the Company included in the Company's annual report on Form 6-K for the year ended December 31, 2006, filed with the US Securities and Exchange Commission.

Tel Aviv, Israel                                KOST FORER GABBAY & KASIERER
April 1, 2007                                  A Member of Ernst & Young Global